UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly Held Corporation

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Company”) (B3: LINX3 | NYSE: LINX), in addition to the material facts disclosed on August 11 and on September 1, 2020 regarding the possible business combination between the Company and STNE Participações S.A. (“STNE”) (the “Stone Transaction”), informs its shareholders and the market in general that:

1. StoneCo Ltd. (“StoneCo”) has communicated to the Company that it will seek to obtain registration of a Level 1 Sponsored (Patrocinado Nível 1) Brazilian Depositary Receipts – BDRs program of StoneCo, in accordance with applicable regulation, as already informed by StoneCo to the market.

2. According to StoneCo, the registry of the Level 1 Sponsored BDRs will allow the holders of shares of the Company to receive StoneCo’s BDRs as part of the redemption price for STNE shares, to be paid by STNE within the Stone Transaction.

3. StoneCo also informed the Company that this will be one of the first Level 1 Sponsored BDR programs to be formalized following recent changes to the regulation on the matter by the Brazilian Securities Commission – CVM.

The Company clarifies that the use of StoneCo BDRs for the redemption of STNE’s shares will be included in the protocol and justification regulating the possible merger of shares between the Company and STNE as part of the Stone Transaction The terms and conditions of the Stone Transaction are set forth in the Joint Venture and Other Covenants Agreement, entered into by the Company, STNE, StoneCo and others on August 11, 2020 and amended on September 1, 2020. The entire content of the agreement is available to all shareholders.

Further disclosure involving the Stone Operation will be made in due course, in accordance with applicable law.

São Paulo, September 23, 2020

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer